Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SUPER HI INTERNATIONAL HOLDING LTD.

特 海 国 际 控 股 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 9658; NASDAQ Symbol: HDL)

CHANGE OF EXECUTIVE DIRECTOR

The board (the “Board”) of directors (the “Director(s)”) of SUPER HI INTERNATIONAL HOLDING LTD. (the “Company”, and together with its subsidiaries, the “Group”) announces the following changes have taken place with effect from May 20, 2026:

(1)	Ms. LIU Li (劉 麗) (“Ms. LIU”) resigned as an executive Director; and

(2)	Ms. JIANG Bingyu (蔣 冰 遇) (“Ms. JIANG”) was appointed as an executive Director.

RESIGNATION OF EXECUTIVE DIRECTOR

The Board hereby announces that, due to work adjustment and duty re-allocation, Ms. LIU resigned as an executive Director, with effect from May 20, 2026.

Ms. LIU has confirmed to the Board that she has no disagreement with the Board, and there are no other matters with respect to her resignation that need to be brought to the attention of The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) or the shareholders of the Company (the “Shareholders”).

The Board would like to take this opportunity to express its sincere gratitude to Ms. LIU for her stewardship and contributions during her tenure as an executive Director.

APPOINTMENT OF EXECUTIVE DIRECTOR

The Board is pleased to further announce that, to align with the Group’s long-term development strategy and strengthen the building of management team and the cultivation of talent pipeline, with effect from May 20, 2026, Ms. JIANG was appointed as an executive Director.

The biographical details of Ms. JIANG are set out below:

Ms. JIANG Bingyu (蔣 冰 遇), aged 39, has over 15 years of experience in restaurant operations and international market management and has been serving as the Canadian regional manager of the Company since March 2023. She is mainly responsible for store operations management, market development and incubation of new brands in Canada. Ms. JIANG was with Haidilao International Holding Ltd. (“Haidilao International”) from 2010 to 2022, and joined the Company upon its spin-off from Haidilao International and separate listing in 2022. As of the date of this announcement, Ms. JIANG holds directorship at 22 subsidiaries of the Group.

Ms. JIANG has served as the store manager of the second Haidilao store in Nantong City since May 2016 and is responsible for the daily operations and management of the store. Leveraging the operational foundation of this store, Ms. JIANG successfully expanded into multiple stores within Nantong, accumulating extensive experience in store operations management and regional expansion.

In May 2018, Ms. JIANG was appointed as a director of Haidilao’s Canadian subsidiary and lead local market development in Canada. Since December 2018, Ms. JIANG has served as the store manager of the first Haidilao store in Canada, and has been responsible for store operations and team building. As of the date of this announcement, Ms. JIANG has successfully led and driven the establishment of eight Haidilao hotpot restaurants in Canada for the Group. Ms. JIANG possesses rich experience in introducing overseas brands into local markets, building localized teams and expanding market presence.

In the area of new brand incubation, Ms. JIANG also possesses extensive experience in localization. In 2025, she spearheaded the establishment of the Group’s new brand “Hi Bowl Malatang (Hi Bowl 麻 辣 燙)” and opened its first store in July 2025.

Ms. JIANG obtained a bachelor’s degree in economics from Southwest Jiaotong University (西 南 交 通 大 學) in July 2007.

Ms. JIANG has entered into a service contract with the Company for a term of three years, commencing from the date of the appointment, and is subject to retirement by rotation and re-election in accordance with the articles of association of the Company (the “Articles”). Ms. JIANG shall hold office until the forthcoming annual general meeting of the Company and will be eligible for and subject to re-election at such meeting in accordance with the Articles. According to the terms of Ms. JIANG’s appointment, she is entitled to an annual Director’s fee of RMB500,000, as well as discretionary performance bonus and other benefits. The remuneration of Ms. JIANG is recommended by the remuneration committee of the Board (the “Remuneration Committee”) and determined by the Board, and will be subject to annual review by the Remuneration Committee and the Board from time to time, with reference to the prevailing market level and her responsibilities and performance.

As of the date of this announcement, Ms. JIANG is deemed to be interested in 3,096,650 shares of the Company (being the unvested award shares granted under the share award scheme of the Company) within the meaning of Part XV of the Securities and Futures Ordinance (chapter 571 of the Laws of Hong Kong) (the “SFO”).

As of the date of this announcement, Ms. JIANG has confirmed to the Board that, save as disclosed in this announcement, she (i) does not hold any other position with the Company or other members of the Group; (ii) does not hold any directorship in the last three years in any other public companies with securities of which are listed on any securities market in Hong Kong or overseas, and does not have any other major appointments and professional qualifications; (iii) does not have any other relationship with any Director, senior management or substantial or controlling shareholder of the Company; or (iv) does not have any other interests in the shares or debentures of the Company or its associated corporations within the meaning of Part XV of the SFO.

Save as disclosed in this announcement, the Board is not aware of any other matters relating to the appointment of Ms. JIANG that need to be brought to the attention of the Shareholders or the Stock Exchange, nor is there any other information required to be disclosed pursuant to Rules 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on the Stock Exchange.

The Board wishes to express its warm welcome to Ms. JIANG for her new appointment.

By order of the Board
SUPER HI INTERNATIONAL HOLDING LTD.
Ms. SHU Ping
Chairperson

Singapore, May 20, 2026

As of the date of this announcement, the Board comprises Ms. SHU Ping as the chairperson and non-executive Director; Mr. LI Yu, Mr. YOON Daejin and Ms. JIANG Bingyu as executive Directors; and Mr. TAN Kang Uei, Anthony, Mr. TEO Ser Luck and Mr. LIEN Jown Jing Vincent as independent non-executive Directors.

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